EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Class Action – Pelephone Communications Ltd.

On June 6, 2011, Bezeq received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") regarding a monetary claim and a Motion to Certify the Claim as a Class Action which were filed with the District Court in Tel Aviv against Pelephone and against the three other cellular phone companies (the "Other Defendants").

According to the Petitioner, Pelephone sold, and the Other Defendants sold and continue to sell accessories designed to allow mobile devices to be worn on one's body in a manner that is contrary to the instructions of the mobile device manufacturers and the Ministry of Health's recommendations on radiation (the "Accessories"), and he seeks to file suit against Pelephone and the Other Defendants in the name of the group of Accessories purchasers.

According to the Petitioner, the personal damage he suffered is estimated at NIS 1,000, and he is also entitled to reimbursement for the cost of the purchase of the Accessories. Accordingly, in the Petitioner's estimation, the total amount claimed from Pelephone aggregates to approximately NIS 503 million.

Pelephone is studying the claim, and neither it and/nor Bezeq is able to evaluate the likelihood of success of the claim at the present stage.